Amendment No. 2 to
                                                            SEC File No. 70-9599

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                              GPX Acquisition Corp.

                               300 Madison Avenue

                          Morristown, New Jersey 07962

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                                    GPU, INC.

          (Name of top registered holding company parent of applicants)



S.L. Guibord, Secretary                 Douglas E. Davidson, Esq.
M.J. Connolly, Vice President-          Berlack, Israels & Liberman LLP
   Law                                  120 West 45th Street
D.C. Brauer, Vice President             New York, New York  10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

                   (Names and addresses of agents for service)



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        GPU and its wholly-owned subsidiary, GPX Acquisition Corp. ("Acquisition
Corp." and, together with GPU, "Applicants"), hereby amend their Application on Form U-1, as heretofore amended, docketed in SEC File No. 70-9599, as follows:

      I. Item 1 thereof is hereby amended to read in its entirety as follows:


Item 1.  Description of Proposed Transaction.
         -----------------------------------

         A. GPU, through Acquisition Corp., proposes to acquire for cash all of the issued and outstanding shares of common stock, $0.01 par value, of MYR Group Inc., a Delaware corporation ("MYR"), as more fully described below. MYR is a publicly-held utility infrastructure services and electrical contracting company headquartered in Rolling Meadows, Illinois. MYR's common stock is registered (SEC File No. 1-8325) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed for trading on the New York Stock Exchange.

         GPU,  a  Pennsylvania   corporation,   is  a  holding  company
registered under the Act. GPU does not directly operate any utility properties, but owns all the outstanding common stock of three domestic electric utilities serving customers in New Jersey -- Jersey Central Power & Light Company
("JCP&L") -- and Pennsylvania -- Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"). The customer service function, transmission and distribution operations and the generation operations relating to the remaining non-nuclear generating facilities of these electric utilities are conducting business under the name GPU Energy. The remaining nuclear generation operations of JCP&L are conducted by GPU Nuclear, Inc. GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric and gas transmission and distribution systems in foreign countries. GPU International, Inc. and GPU Power, Inc. and their subsidiaries develop, own and operate generation facilities in the United States and foreign countries. Other subsidiaries of GPU include GPU Advanced Resources, Inc., which is involved in retail energy sales; GPU Telcom Services, Inc., which is engaged in telecommunications-related businesses; and GPU Service, Inc., which provides legal, accounting, financial and other services to entities within the GPU System.

         GPX Acquisition Corp. is a Delaware corporation that will be used solely for the purpose of effecting the acquisition of MYR. It will cease to exist after consummation of the acquisition.

         B. Pursuant to a Plan and Agreement of Merger, dated as of December 21, 1999 ("Merger Agreement"), GPU has agreed to pay MYR shareholders $30.10 per share in cash for their shares of MYR common stock. MYR currently has 6,429,135 shares of common stock outstanding (including 335,927 shares issued under MYR's


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restricted  stock plans).  An additional  882,086 MYR shares are issuable  under outstanding MYR convertible debt, 600,183 of which shares are repurchasable by MYR at a price of $5.67954 per share, and a total of 756,650 MYR shares are issuable under outstanding stock options(1). MYR does not have any other class of voting securities outstanding. GPU has no present plans to retire any outstanding MYR debt. Unless an option holder elects to convert such holder's MYR options into options to purchase shares of GPU common stock, as described in paragraph C below, a holder of an MYR stock option will receive in cash, subject to compliance with vesting requirements, an amount per share equal to the difference between $30.10 and the per share exercise price. Consequently, the aggregate purchase price for all shares of MYR common stock outstanding and issuable as aforesaid, at $30.10 per share, after taking into account the offsetting payments attributable to the future exercise of stock options is approximately $215 million. GPU will finance the purchase price with short-term bank borrowings under its existing lines of credit.

         GPU will account for the acquisition under the "purchase method" of accounting. The expected acquisition premium, the amount of which has not been quantified, will be amortized over a period yet to be determined.

         C. GPU has also agreed, subject to Commission authorization, to allow the holders of the 756,650 outstanding MYR stock options and the 335,927 outstanding shares of MYR restricted stock, if such holders so elect, and in lieu of the cash payments referred to above, to substitute GPU common stock for the MYR common stock issuable or outstanding, as the case may be, in respect thereof, pursuant to a formula intended to provide such holders with equivalent value in GPU common stock. The number of shares of GPU common stock issuable in respect of any such assumed outstanding MYR stock option shall be equal to the product of the number of shares of MYR common stock covered by such option multiplied by the number (the "Exchange Ratio") determined by dividing $30.10 by the average closing price of GPU common stock for the five trading days immediately preceding the date of consummation of the merger discussed in paragraph D below (the "Operative Price"), and the per share exercise price for the GPU common stock so issuable shall be equal to the quotient determined by dividing the exercise price per share specified for such MYR stock option by the Exchange Ratio. The number of shares of GPU common stock issuable in respect of any such assumed outstanding shares of MYR restricted stock shall be equal to the product of the number of shares of such restricted stock multiplied by the number determined by dividing $30.10 by the


-------------------
1 On March 5, 2000, MYR redeemed all of this outstanding convertible debt in accordance with the optional redemption provisions of these securities, for a total redemption price of $2,272,538.

Operative Price. If the December 28, 1999 closing sales price of $29.875 for GPU common stock on the New York Stock Exchange were the Operative Price for these purposes, a maximum of 762,349 shares of GPU common stock would be issuable if all MYR stock options were assumed and a maximum of 338,457 shares of GPU common stock would be issuable if all shares of MYR restricted stock were assumed. Accordingly, GPU seeks authority pursuant to Sections 6(a) and 7 of the Act to issue shares of its common stock to holders of MYR stock options and restricted stock to the extent such holders make the foregoing election.

         D. The Merger Agreement provides that within five business days following its execution, Acquisition Corp. will commence a cash tender offer in accordance with Section 14 of the Exchange Act ("Tender Offer") to acquire MYR common stock subject to the terms and conditions of the Tender Offer. Consequently, on December 29, 1999 Acquisition Corp. commenced the Tender Offer subject to the terms and conditions of Rule 51 under the Act, to acquire all of the issued and outstanding shares of MYR common stock. Among other things, pursuant to Rule 51 consummation of the Tender Offer is expressly conditioned upon Commission approval under the Act. The Merger Agreement further provides that following completion of the Tender Offer, Acquisition Corp. will be merged with and into MYR pursuant to section 251 of the Delaware General Corporation Law and that MYR will survive the merger. At the effective time of the merger, each MYR shareholder (other than Acquisition Corp. and any shareholders exercising their statutory dissenters' rights) will be entitled to receive $30.10 per share upon surrender of their shares of MYR common stock. Following completion of the merger, MYR will be a direct wholly-owned subsidiary of GPU. On February 24, 2000, GPU and Acquisition Corp. extended the Tender Offer expiration date from February 29, 2000 to March 24, 2000.

Description of MYR

         E. As described in detail below, MYR's business consists of providing utility transmission and distribution, infrastructure and related commercial and industrial electrical (and some mechanical) contracting services. MYR is the fifth largest specialty contractor in the United States and has eight operating subsidiaries across the country.(2)

-------------------

2        MYR operates through the following subsidiary companies: the L.E. Myers
Co. in the Southeast, Midwest and Northeast; the Harlan Electric Company in Michigan, the Northeast and the Ohio Valley; the Sturgeon Electric Company, Inc. in the West; Hawkeye Construction, Inc. in the Pacific Northwest; the D. W. Close Company, Inc. in Seattle; the Power Piping Company in Pennsylvania, Virginia and the Ohio River Valley; ComTel Technology, Inc. in Colorado and Arizona; and MYRcom in the Southeast and Southwest.

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         F. The transmission and distribution  ("T&D") portion of MYR's infrastructure services ("Infrastructure Services"), represented approximately 54% of MYR's 1999 gross revenues and is MYR's predominant business activity. T&D Infrastructure Services principally consist of electric and gas utility transmission, distribution and substation construction. MYR is also engaged in telecommunications infrastructure, construction and traffic signalization, each of which represented less than 10% of MYR's 1999 gross revenues(3). Finally, MYR provides commercial and industrial services ("C&I Services"), which consist of electrical, mechanical and maintenance contracting; in 1999, C&I Services accounted for approximately 33% of gross revenues. MYR's business activities are limited to providing electrical construction, maintenance and installation and related services (including heavy mechanical construction of piping systems for power plants and industrial facilities). Accordingly, MYR does not engage in civil construction as part of any of its business.

         G. MYR's total Infrastructure Services are comprised of Transmission and Distribution Construction, as well as Telecommunications Installation Services and Traffic Signalization. Transmission and Distribution Construction activities include the construction and maintenance of transmission and distribution power lines and substations for utility, industrial, mining, institutional and governmental facilities.(4) MYR also performs storm and other emergency restoration services for utility networks. Telecommunications
Installation Services, which are provided to primary telecommunications carriers, regional service providers and commercial clients, include the construction of telecommunications towers, installation of overhead and underground copper and fiber optic cables and installation and maintenance of LAN/WAN, telephone, video, voice, data, security and alarm systems. Traffic Signalization encompasses electrical construction and maintenance in traffic and light rail signalization, including ramp metering, signalized intersections and fiber optic interconnections for traffic management systems, as well as highway and bridge lighting installation and maintenance. Customers include government transportation agencies, regional transit districts and municipalities.

         C&I Services overwhelmingly consist of electrical construction activities such as the installation of complete


-------------------
3        GPU  believes  that  the  telecommunications  construction  segment  of
MYR's business is an exempt activity under Section 34 of the Act, and could be conducted by GPU Telcom, Inc., which itself is an exempt telecommunications company.

4        MYR also provides pipeline  construction  services to gas utilities affiliated with its electric utility customers.

electrical system wiring (both high and low voltage) for utilities(5) and commercial and industrial facilities.

         The utility-related types of C&I Services MYR provides are as follows:

                           - Installation of electric power substations as large as 138KV;

                           - Installation of high voltage step down transformers.

                           - Installation of high voltage and low voltage facility cabling and equipment.

                           - Installation of switchgear, control wiring and SCADA systems;

                           - Provision of on-site power generation capabilities as large as 20 MW;

                           - Installation of un-interrupted power supply systems;

                           - Provision of distributed generation systems and equipment;

                           - Energy management services such as energy management control systems and lighting retrofits and replacements;

                           -       Power plant construction services;

                           - Power plant environmental control equipment installation such as SCR's and fluegas scrubbers;

                           - Facility power usage monitoring and control systems;

                           - Facility power quality monitoring and control systems; and

                           - Service to utility's customers on an outsourced basis, such as preventative electrical maintenance, infrared testing and monitoring of switch gear, and construction and maintenance of customer owned high voltage facilities.

-------------------
5 During 1999, MYR's C&I Services utility customers included Pacificorp, Public Service of Colorado, Portland General Electric and Salt River Project.

         Electrical  construction  services,  which  generally  involve discrete aspects of larger construction projects performed by others, are provided in connection with power plants, "high tech" manufacturing facilities, "clean rooms", airports, petrochemical facilities, mining operations, prisons, biotechnology laboratories, health care facilities, sports complexes, food processing facilities, bottling plants, government installations, hotels, casinos and office complexes as well as heavy mechanical construction services involving the installation of complex piping systems and related mechanical equipment and instrumentation for major new construction projects. For example, MYR performed essentially all of the electrical work at the new Denver International Airport. This work involved the procurement and installation of all necessary electrical equipment and materials as well as runway lighting, electrifying passenger rail transportation facilities and baggage handling systems, garage lighting systems and all other electrical requirements for the terminals. MYR, in conjunction with another electrical contractor in a joint venture, performed all of the electrical work at the new Nashville arena. An MYR subsidiary performs electrical construction and installation services at switching stations for two major telephone companies. Certain of MYR's subsidiaries involved in its electrical C&I work frequently bid on projects to perform all of the required electrical construction for new sports stadiums and facilities. This work is typically performed by the subsidiary as a subcontractor to a general contractor. On new facilities, MYR's subsidiaries involved in the C&I electrical construction can be responsible for the procurement and installation of all required electrical equipment and materials to bring the power from the nearest electrical utility access point to and distribute it through the facility. These subsidiaries also perform extensive upgrading of existing electrical systems in facilities such as hospitals, universities and manufacturing plants to meet new electric power demands.

         MYR provides services to the steel industry, electric utility industry, power generation/co-generation industry, chemical industry, food processors and other industrial customers and entail work on boiler components, fuel and combustion systems, feedwater equipment, flue gas and air pollution systems and other process equipment. MYR also modifies and maintains existing systems and equipment. MYR seeks, through the performance of its C&I Services, among other things, to enhance the energy efficiency of its customers.

         In sum, MYR's Commercial and Industrial business segment consists entirely of electrical contracting - i.e., installing conduits, cables, switches, transformers and the like and some limited amount of mechanical and piping installation. MYR does not lay building foundations, construct exterior or interior walls, floors, ceilings or the like.

         MYR conducts  the business activities described above through  one or
more subsidiaries, which   operate in  different
geographical regions. Attached hereto as Exhibit J is a schedule showing the annual revenue contributions made by each of MYR's business segments as described above for 1996 through 1999.

         As  Exhibit  J   demonstrates,   the  T&D   portion  of  MYR's
Infrastructure Services segment represents MYR's principal business activity, and has become increasingly predominant as a percentage of MYR's gross revenues. Indeed, MYR forecasts that T&D Infrastructure Service activities will continue to grow to account for as much as 60% of MYR's projected gross revenues in 2003, while C&I revenues are anticipated to fall to about 21% of 2003 gross revenues(6).

         MYR has entered into a letter of intent ("LOI") to acquire from the two sole stockholders all of the issued and outstanding stock (5,000 shares of common stock, par value $1.00 per share) of a relatively small, privately-held transmission and distribution electrical contracting company located in Colorado ("T&D Co."). T&D Co. is a regional utility infrastructure contractor engaged solely in the construction and installation of electrical substation, transmission and distribution facilities for both investor-owned and municipal utility systems as well as governmental entities(7). In addition, T&D Co. constructs and installs fibre optic lines. For 1999, T&D Co.'s gross revenues were approximately $18 million. MYR currently expects to complete its acquisition of T&D Co. prior to GPU's acquisition of MYR. MYR intends to fund the entire purchase price (approximately $5 million) from internal sources. In the event, however, that the T&D Co. transaction is not completed prior to GPU's acquisition of MYR common stock pursuant to the Tender Offer (at which time MYR will become a subsidiary company of GPU), further authorization is hereby requested for MYR to acquire the T&D Co. common stock for an aggregate purchase price not to exceed $5 million.

         H. MYR is also one of the top fleet operators of specialty equipment in the United States and manages a national fleet of approximately 5,000 pieces of construction equipment including trucks, trailers, tractors, tension stringing machines, bulldozers, bucket trucks, digger derricks and cranes. A significant portion of this specialty equipment is used exclusively in electric utility construction activities and similar to the equipment used by the GPU Companies in their

-------------------
6        The  substantial  increase  during  1997 and 1998 in  Sturgon
Electric's C&I Services revenues was the result of a major commercial electrical contracting project for the Bellagio hotel which has since been completed.

7        T&D Co.'s  largest  customers  during  1998  (accounting  for about 72%
of its gross revenues) were Bonneville Power Administration; Intermountain Rural Electric Ass'n; M&A Electric Ass'n; Tri-State G&T ; Luke Air Force Base; Lea County Electric; Texas-New Mexico Power; and Western Area Power Administration.

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transmission  and  distribution  businesses.  MYR is able to draw quickly on its extensive equipment resources in order to bring the proper equipment to the right location to meet its customers' needs. As an example, when Hurricane George struck the southeast coast of the United States in 1998, MYR was called upon to perform emergency utility infrastructure repair work. Within 48 hours MYR had over 170 pieces of equipment drawn from eight different locations working on-site to meet the critical needs of its electric utility customers. Due to its large, national base of customers and the breadth of its operations, MYR is able to achieve high equipment utilization rates while still assuring that the appropriate equipment is available for critical applications.

         I. MYR is one of only a few nationwide infrastructure construction companies and is managed using a decentralized operation structure with strong centralized corporate controls and support. This operating philosophy allows MYR to benefit from the economies of scale and scope of a large national organization while maintaining close contact with its local markets. MYR's strategy includes efforts to increase business from utilities by forming alliances which establish repeat business, in addition to capturing outsourcing business from utilities. MYR has achieved an annual revenue growth of just under 20% since 1995, generated principally by internal growth.

         J. Every MYR utility customer has a single local contact person. As a result, customers receive the focused attention they expect while benefiting from the broad capability and expertise of a large national organization.

Business Positioning of MYR

         K. Through its unique combination of skills, size, people and resources, MYR is well positioned to continue to benefit from deregulation of the electric utility industry and growth of the telecom industry. Ongoing deregulation in the electric utility industry has encouraged electric distribution companies ("EDCs") to intensify their focus on competitive issues, cost structure, return on capital and profitability. As a result, EDCs are increasingly outsourcing a portion of their required distribution network construction and maintenance work to reliable, cost-effective contractors.(8) MYR's large fleet size and large, flexible workforce allow it to provide its EDC customers with better construction services at a lower cost than they can provide on their own. Furthermore, in emergency

-------------------
8        This  trend has been  discussed  in  numerous  trade  journals  and other publication. See, e.g., "The Top 600 Specialty Contractors", Energy News Record (ENR), October 11, 1999, at pp. 58-61; "Turning to Outsiders", Utility Business, December 1999, at pp. 53-55; "Surveying the Changing Landscape", Electrical Contractor, January 2000, at pp. 65-74; "Energy Industry Outlook 2000", a report of PHB Hagler Bailly, at p. 14.

situations, such as storm repair, MYR is able to quickly marshal substantial assets from around the country to repair and restore transmission and distribution systems. This allows the EDC to have fewer linemen and less equipment in reserve for emergency situations.

         L. In  addition,  merger  activity  among  EDCs  continues  to increase the size, scale and geographical coverage area of many electric utilities. This consolidation favors outsourcing EDC construction and maintenance to entities with better scale and capabilities than that available from most local providers. Consequently, company-wide construction outsourcing decisions are being made at higher levels of management where a contractor's reputation for quality and reliability, overall resources and expertise, geographical presence and cost advantages are paramount. MYR, with its national presence and expansive capabilities, can offer EDC clients high quality, flexible service at lower cost and is uniquely positioned to increase its revenue from EDC consolidations.

         M. Following Federal Energy Regulatory Commission  initiatives to modify or re-regulate the transmission segment of the utility industry, new owners of transmission may emerge and MYR expects that they will not have major transmission-level construction and maintenance capabilities. Transmission construction requires unique construction skills and significant investment in equipment. MYR's proven expertise in transmission construction and maintenance will allow it to have a leading market share in outsourced transmission projects in the future.

         N.  Deregulation of the electric utility industry has led to a flurry of merchant power plant activity. Merchant power plants require construction contractors with significant electrical, heavy mechanical and transmission construction capabilities - all of which are proven, core strengths of MYR. MYR believes it is one of the few contractors that has the capability to perform all facets of power plant construction including turbine/piping hook up, electrical wiring and transmission construction build-out and tie-ins. Currently, developers and engineers source such capabilities from numerous separate contractors. MYR believes it is well positioned to earn mechanical and electrical construction contracts on new plants being bid. With the potential for substantial maintenance revenue to follow, MYR expects merchant power plant construction and maintenance to be a significant new revenue growth area over the next several years.

         O. Many utilities wish to become total energy solutions and service providers to their customers "on both sides of the meter". In such capacity, utilities not only deliver electricity to their customers' premises over the utilities' own facilities, but also seek to provide additional services by constructing, modifying, repairing or maintaining facilities owned by their customers and located inside their customers' premises, to enable the customers to use energy more efficiently. However, servicing "the other side of the meter" means that utilities will need to provide electrical and mechanical construction services that few have the capability to provide internally. MYR, with its strong existing utility relationships and proven expertise in commercial and industrial construction services, is a natural outsourcing partner to help these utilities achieve their "both sides of the meter" objectives. This allows the utility to offer such service without having to acquire and/or build electrical and mechanical construction capabilities. This industry trend and opportunity highlight the natural synergies that exist between MYR's Infrastructure Services and C&I Services businesses. MYR currently provides outsourced electrical and mechanical services to several of its utility alliance partners, in each case under the utility's brand name.

         Indeed, this trend was highlighted as recently as February 13,
2000 in a New York Times article describing the growing trend of electric utility companies, including GPU, First Energy, Conectiv, PECO Energy, KeySpan Energy and Duke Energy, to acquire specialty infrastructure construction contractors (such as MYR) in an effort to generate additional business "beyond the meter"(9). (GPU notes in this regard that both KeySpan and PECO Energy have indicated they intend to register under the Act in connection with their pending mergers. Accordingly, the Commission will presumably also be asked to determine whether these utility systems may retain their substantial electrical construction businesses under Section 11(b)(1) of the Act.) As detailed in Exhibit L hereto, numerous other electric utilities are engaged in and are rapidly expanding their specialty construction businesses, which involve a variety of electrical, mechanical, plumbing and other construction related activities for residential, commercial and industrial customers.

         P. In response to new technology and the economy's increasing dependence on ever-expanding information services, telecom companies and non-regulated telecommunications subsidiaries of electric utilities have committed significant capital to build infrastructure and increase bandwidth capacity. MYR has historically derived significant revenues from telecom infrastructure projects and has recently formed a new subsidiary, MYRcom, in order to increase its focus on the telecom sector. The strategic push by many electric utility companies into telecommunications provides strategic synergies with MYR's growing EDC outsourced services business. MYR expects to continue to benefit from significant high growth, high margin telecom infrastructure business into the future, as it maintains and expands its telecom company relationships and derives more telecom related business from electric utility clients.

-------------------
9        "In Search of Profit, Outside the Power Grid", NY Times, Section BU at
p. 4, Feb. 13, 2000.

GPU

         Q. For many years, GPU operated as a traditional, vertically integrated electric utility holding company with operating subsidiaries that provided generation, transmission and distribution of electricity to wholesale and retail customers. In late 1996, Pennsylvania adopted the Consumer Choice Act which provided for the fundamental restructuring and disaggregation of vertically integrated electric utility systems in Pennsylvania. This was followed in 1997 by New Jersey's adoption of an Energy Master Plan and subsequent implementing legislation providing for the similar restructuring of New Jersey's public utilities. In the interim, GPU successfully acquired the PowerNet high voltage transmission system from the State of Victoria, Australia in November 1997 as part of the Victorian Government's privatization process. In light of these developments and the dramatic changes in the utility industry, GPU determined to exit the generation business and reposition itself as an "infrastructure services company" focusing almost exclusively on the delivery of energy and its associated products and services to end use customers, rather than on energy production or supply. In arriving at this business model, GPU determined to lower its overall risk profile by limiting its exposure to fluctuating power prices. It was GPU's judgment that only very large generators with the resources to absorb these types of market risks could be successful in this arena, and that GPU did not have sufficient size or resources to compete successfully as a major energy supplier.

         Implementing this strategy, in 1999, GPU completed the sales of substantially all of its fossil fuel and hydroelectric generating facilities and of the Three Mile Island Unit 1 nuclear station; GPU also entered into agreements to sell its one remaining nuclear power plant. As a result, GPU has completed the process of converting itself from a vertically integrated electric utility to a "horizontal" enterprise focused on one line of business -- the provision of reliable energy delivery services to its customer base. As an integral part of its new core business, GPU must pursue opportunities that would both enhance its current position in the infrastructure services area, and provide opportunities for growth in areas functionally related to its core business activity.

         An infrastructure company, as GPU envisions it, is one focusing exclusively on energy delivery and the services and products, such as telecommunications and electrical contracting which naturally complement such delivery, rather than the production or supply of energy. In GPU's case, this necessarily means providing not only the traditional electric delivery services, but also meeting customer "demand" on the "other side of the meter" by extending GPU's service business past the point of delivery and directly into the customer's facility. Servicing the other side of the meter is a natural outgrowth and evolution of the delivery of electric energy. Indeed, as Exhibit L to the Application demonstrates, a number of other electric utilities are already engaged in these or similar activities. GPU believes that in order for it to succeed as a "horizontal" delivery service business, it is vital that it be able to extend its reach to end use customers by servicing their "demand" side requirements. In other contexts, the Commission has expressly recognized industry trends and competitive pressures which make it important for registered system companies to be able to compete with other utilities not subject to the Act in new markets as they are created (see, e.g., Entergy Corp. HCAR No. 26812, Jan. 6, 1998; SEI Holdings, Inc., HCAR No. 26581, Sept. 26, 1996; and Release No 35-2667 Feb. 14, 1997, at note 65, adopting Rule 58 under the Act). GPU has determined that by acquiring MYR, it will better position GPU and its regulated domestic utility transmission and distribution operating subsidiaries -- JCP&L, Penelec and Met-Ed -- to serve their customers more effectively and to implement their business strategy, which is to devote their full resources to developing an infrastructure services business.

         R. In response to the  requests  of state  regulators  and the needs of its customer base, GPU has recently announced its commitment to spend an additional $40-50 million over the next two years to improve reliability and enhance the distribution services of the GPU network. GPU believes that its position as an infrastructure company, particularly with respect to the maintenance of a reliable transmission and distribution system, is a necessary growth area. The acquisition of MYR presents GPU with a unique opportunity both to address the GPU System's existing reliability concerns and to position GPU and its subsidiaries to compete in today's energy services market. The acquisition will enable GPU to enhance its existing infrastructure support capacity and to offer more reliable services to its customers immediately, without the need slowly (and less efficiently) to expand internally. Importantly, the addition of MYR to the GPU System will enable JCP&L, Met-Ed and Penelec to take advantage of MYR's variable work force. This will permit the GPU utility subsidiaries to reduce the costs of maintaining a full time work force to meet peak demands and rely, instead, on MYR to provide the necessary resources to meet system emergencies and high activity periods. In sum, MYR is a fully integrated infrastructure services operation which fits well within GPU's business plans.

         S.  Following  its   acquisition  by  GPU,  MYR  will  provide
Infrastructure Services to JCP&L, Penelec and Met-Ed. While GPU would, of course, be able to outsource these services, GPU has determined that the MYR acquisition will be a far more effective way to meet the needs of GPU customers and GPU investors. For example, ownership of MYR will assure that the GPU System will have first priority access to the MYR Infrastructure Services during times of high demand, such as after storms and during heatwaves, and will thus be able to address its system reliability concerns in a timely fashion. The MYR acquisition will also afford GPU investors an important new source of revenues and an opportunity for growth and profits and will provide GPU with personnel having an understanding of the pricing, marketing and management of competitive utility services and the management of a variable work force. With its conversion from a vertically integrated utility to an infrastructure service enterprise, development of non-rate regulated service businesses has become the keystone in GPU's strategy to compete successfully in the changing energy industry. There are substantial synergies between the services MYR offers and the services and the needs of the GPU System. MYR provides services in areas where GPU has recognized the need to enhance its infrastructure service capabilities.

         T. JCP&L, Penelec and Met-Ed have in the past used, are presently using, and fully expect in the future to continue to make use of, the MYR services. If GPU is successful in ultimately acquiring MYR, MYR would continue to offer its Infrastructure Services and C&I Services both to the GPU System and on a nationwide basis. While GPU cannot now estimate the full extent to which MYR would provide Infrastructure Services to GPU's utility subsidiaries, GPU anticipates that the level of such services would continue to increase over time as MYR begins to augment GPU's emergency restoration efforts and provide other seasonal services. Furthermore, as part of the GPU System, MYR could more readily provide both Infrastructure Services and C&I Services within the GPU service territory and the surrounding service territories. All services provided by MYR to affiliates within the GPU System will be provided at cost pursuant to Rules 90 and 91 under the Act except to the extent the Commission may grant an exemption from such rules or as otherwise provided in the Act. All services provided to non-affiliates would be offered at market-based rates.

Statutory Analysis

         U. The MYR  acquisition  satisfies the standards of Section 10 of the Act, including, in particular, Section 10(c)(1) which requires that the acquisition of an interest in a business not be "detrimental to the carrying out of the provisions of Section 11" of the Act. Section 11(b)(1), in turn, directs the Commission to limit the retention by registered holding companies of non-utility businesses to those that are "reasonably incidental, or economically necessary or appropriate" to the utility operations, including non-utility businesses which are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the holding company system. The Commission has interpreted these statutory provisions to require that the acquisition by a registered holding company of a non-utility business bear a "functional relationship" to the utility operations. See Jersey Central Power & Light Company, HCAR No. 24348 (March 18, 1987); Southern Company, HCAR No. 26211 (December 30, 1994). Previous Commission orders provide ample precedent for GPU's proposed acquisition of MYR. There follows an analysis of the Commission's prior orders authorizing: (1) activities which appear to be identical in many respect or at least substantially similar to MYR's Infrastructure Services and C&I Services; (2) services which use expertise developed over the course of utility operations; and (3) activities where the Commission has permitted the provision of services which represent "excess capacity".

Similar Activities

         V. The Commission has previously authorized registered holding companies to engage in activities which are similar to those offered by MYR. For instance, in New England Electric System, HCAR No. 26681 (Mar. 7, 1997) ("NEES"), the Commission permitted NEES to offer, among other things, transmission line services, maintenance and construction services and mechanical and repair services. Expanding on a 1992 order (HCAR No. 25621), the Commission granted NEES permission to perform "electrical related services (designing, engineering, assisting in licensing and permitting, procuring materials and equipment, and installing, removing or constructing electrical related materials)(10). The authorized activities would include installing "electrical poles, insulated wire, metering equipment [and] turnkey installation service for small generators, as well as "high voltage duct current work" which the Commission determined to be "functionally related" to NEES's utility operations. These activities are either identical or substantially similar to MYR's Infrastructure Services and C&I Services. Similarly, in the New Century Energies merger order (HCAR No. 26748 (Aug. 1, 1997)), the Commission permitted New Century to retain a business which, among other things, provides services related to power plant and cooling

-------------------
10 Applicants note that the revenues derived from certain of the activities authorized in the NEES order (i.e., other than high voltage, direct current work) were subject to a 50% limitation on revenues earned from services performed outside of the system service territories and surrounding areas. Applicants submit that such a limitation is no longer appropriate in light of the Commission's current policy to move away from such limitations. Indeed, the Commission has in recent years removed the 50% limitation initially imposed on non-utility subsidiaries or simply not imposed it at all. In Eastern Util. Assocs., HCAR No. 26232 (Feb. 15, 1995) the Commission removed a 50% revenue limitation applicable to a non-utility subsidiary for a number of reasons which also apply to the MYR acquisition: the subsidiary was financially healthy, the services offered by the subsidiary provided significant benefits to system consumers and the expansion would not have an adverse effect on system consumers, nor would it divert management time and attention away from core utility operations. In more recent orders, such as the Cinergy and Interstate orders discussed below, the Commission has authorized nonutility subsidiaries to engage in activities without imposing a revenue limitation.

tower construction, and collects, processes and sells scrap metal by-products of utility operations. We also note that the Commission has permitted at least one registered holding company system to provide "engineering, design, construction, construction management, operation, maintenance and other services" to independent power production facilities, whether or not affiliated. The Southern Company (HCAR Nos. 35-24476, Oct. 20, 1987; and 35-262212, Dec. 30, 1999).
Again, while each aspect of these services may not be precisely the same as the services which MYR offers, these orders nonetheless demonstrate that the Commission will authorize registered holding company systems to engage in business activities, substantially identical to MYR's Infrastructure Services and C&I Services, and which are reasonably related to the utility's core business.

         W.  In  Interstate,   Cinergy  and  Conectiv,  the  Commission
permitted  the  applicants  to engage in activities  which,  in accordance  with
Section 11, bear a functional relationship to traditional utility activities. MYR's activities and GPU's core utility business also share an even closer relationship - both are primarily devoted to construction and maintenance of electric utility transmission and distribution systems and related energy delivery services. MYR's business activities are no less "functionally related" to the GPU System's core utility business, as it has now been reconstituted, than these HVAC and related activities are to Interstate's, Cinergy's and Conectiv's utility businesses. In short, the Infrastructure Services and C&I Services represent less of a departure from traditional utility operations than do the HVAC mechanical and plumbing activities the Commission has authorized in the Interstate, Cinergy and Conectiv orders. Commission authorization of GPU's acquisition of MYR would therefore be entirely consistent with the Interstate, Cinergy and Conectiv decisions.

         X. Other Commission decisions are also relevant on this score.
In Interstate Energy Corp., HCAR No. 27069 (Aug. 26, 1999) ("Interstate"), the Commission authorized Alliant Energy Resources, Inc. to offer internationally services which are similar to MYR's Infrastructure Services and C&I Services and, in some cases, extending even beyond these Services. These authorized services include "the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs". In an earlier order, the Commission also permitted the construction and maintenance of similar systems by a registered holding company subsidiary. See Cinergy Corp., HCAR No. 26662 (Feb. 7, 1997) ("Cinergy") (permitting subsidiary to offer, among other things, energy management services related to the "design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures".  And, more recently,  in Conectiv (HCAR No. 26832, Feb. 25,
1998), the Commission permitted Conectiv to retain a subsidiary involved in the design, construction and installation, and the maintenance of new and retrofit heating, ventilating and air conditioning ("HVAC") electrical and power systems, motors, pumps, lighting and plumbing systems and related structures...."

         Y. The fact is, however, that MYR's Infrastructure Services are much more than tangentially related to the GPU System's core utility business. Indeed, they represent the core of the GPU System's current business activities. The business of offering such core services to non-affiliates is a natural and necessary outgrowth of GPU's current operations and fits squarely within its business strategy. Just as important, development of enhanced infrastructure and energy-related service resources is essential to maintaining and enhancing GPU's ability to serve its utility customers and address their reliability needs.

Utility Expertise

         Z. There have also been a number of instances where the Commission has authorized registered holding companies to provide to third parties "consulting" services, which offer management, technical and training services that draw on the expertise developed by the holding company's operating subsidiaries for use within their own systems. This line of Commission precedent evidences the Commission's response to industry change reflecting the utility industry's movement from the traditional production and distribution functions to more broadly based competitive energy services business. See American Electric Power Co., HCAR No. 22468 (Apr. 21, 1982) (management, technical and training services); Southern Co., HCAR No. 22132 (Jul. 17, 1981) (same). In these orders, the Commission has recognized that full utilization of the utility's development of various management, technical and training services would not be detrimental to the interests protected by the Act.

         AA. The GPU System has over 50 years of experience performing infrastructure services on an intrasystem level, just as these other utilities had experience offering intrasystem consulting services before receiving Commission authorization to offer such services to non-affiliates. GPU's acquisition of MYR represents an enhancement of the transmission and distribution type services which is the GPU System's core utility business activity, as well as an extension of these activities into electrical services which are integrally related to these activities. GPU's' expertise in these areas is derived from its core utility activities; MYR's business is within the "functionally related" parameters the Commission has already established for the acquisition of other necessary related or incidental business activities under
Section 11(b)(1) of the Act.

Excess Capacity

         BB.  In  another  category  of  orders,   the  Commission  has
authorized registered holding companies to provide a variety of energy management, consulting or other goods and services to non-affiliates where the relevant expertise had originally been developed by the utility system and "excess capacity" was available. These orders are relevant to GPU's acquisition of MYR inasmuch as many of the services MYR will market to third parties are those which have been developed by the GPU System which will be in excess of the system's needs. For example, in Southern Co., HCAR No. 26211 (Dec. 30, 1994), the Commission authorized Southern to develop a communications system to service both system companies and non-affiliates. In another "excess capacity" case, Consolidated Natural Gas ("CNG") obtained permission to expand the scope of authorized services that its non-utility subsidiary could provide. Consolidated Natural Gas Co., HCAR No. 26757 (Aug. 27, 1997). There, the applicants stated in support of their request that the additional services "will lead to increased and more efficient utilization of existing [utility company] personnel and facilities and additional revenues to offset the cost of maintaining such personnel and facilities."

         CC. These "excess capacity" cases involved the sale to non-affiliates of excess capacity that had initially been developed by the registered holding company. While GPU's proposed acquisition of MYR involves the acquisition of "excess capacity" at times, GPU will require MYR's resources for its own utility purposes. This acquisition will eliminate the need to develop such capacity internally, which would then ultimately be marketed to third parties. Moreover, internal development would, as noted, be slow and inefficient and would likely leave GPU with "excess capacity" (required to meet its own peak needs) that could not be effectively marketed to non-affiliates due to a lack of the necessary "critical mass" of personnel and resources. In addition, these excess capacity cases clearly indicate that the Commission has recognized that the sale of excess utility goods and services by registered holding companies is permissible within the parameters of the Act.

Evolving Commission Perspective

         DD. The Commission  orders discussed above indicate that, over time, the Commission has recognized the progression of the utility industry to one with increasing emphasis on energy management, competition and diversification. Indeed, as observed in the Division of Investment Management's ("Division") 1995 Report on the Regulation of Public Utility Holding Companies ("1995 Report"), the Commission's administration and interpretation of Section 11(b)(1) has likewise evolved.

         The SEC's  administration  and  interpretation of
         section 11 has also progressed through the years to attempt to meet the needs of the changing utility industry, from strict construction of the statutory requirements in light of the original goals of the Act, to more flexible interpretation to reflect the increasing effectiveness of state regulation and the growing obsolescence of the utility as purely a local monopoly.(11)

         EE.      Additionally, in its discussion of Rule 58 in the 1995 Report, the Division recommended

         a more flexible interpretation of the provisions of the Act concerning diversification [for diversified activities that fall outside the scope of Rule 58]. Specifically, the Division contemplates an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business. (citations omitted).(12)

         FF. Thus, given the general trend toward a more flexible, broader interpretation of the functional relationship test and based on the precedent discussed in this Application, the Commission should authorize GPU's acquisition of MYR.

         GG.      Rule 54 Analysis.

         (a) As described  below,  GPU meets all of the  conditions  of
Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in exempt wholesale generations ("EWGs") and foreign utility companies ("FUCOs"). At December 31, 1999, GPU's average consolidated retained earnings was approximately $2.416 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $2.172 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $244 million in EWGs and FUCOs as of December 31, 1999.

         (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

            (A) For each  United  States EWG in which GPU  directly or indirectly holds an interest:

-------------------
11       1995 Report at pp. 81-82.

12       1995 Report at p. 91.

                             (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                             (2) the financial statements will be prepared in accordance with GAAP; and

                             (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                         (B) For each FUCO or foreign EWG which is a
                             majority-owned subsidiary of GPU:

                             (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                             (2)      the financial statements for such
                                      subsidiary will be prepared in accordance with GAAP; and

                             (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                         (C) For each  FUCO or  foreign  EWG in which GPU owns
                             50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                             (1) such entity to maintain books and records in accordance with GAAP;

                             (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                             (3)      access by the Commission to such books
                                      and records and financial  statements  (or
                                      copies   thereof)   in   English   as  the
                                      Commission  may request and, in any event,
                                      will  provide  the  Commission  on request
                                      copies  of  such  materials  as  are  made
                                      available to GPU and its subsidiaries.  If
                                      and  to  the  extent  that  such  entity's
                                      books, records or financial statements are
                                      not  maintained in  accordance  with GAAP,
                                      GPU will,  upon request of the Commission,
                                      describe   and  quantify   each   material
                                      variation therefrom as and to the
                                     extent required by  subparagraphs  (a) (2)
                                     (iii) (A) and (a) (2) (iii) (B) of Rule 53.

     (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

    (iii)    Copies of this Application are being provided to the New
     Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(13) In addition, GPU will submit to each such commission copies of any amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

     (iv)    None of the provisions of paragraph (b) of Rule 53 render paragraph
     (a) of that Rule  unavailable  for the proposed transaction.

                      (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                      (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.146 billion) represented an increase of approximately $49 million (or approximately 2%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.367 billion).

                      (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As  described  above,  GPU  meets all the  conditions  of Rule
53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's


-------------------
13 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even when considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU System, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

         The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

         At December 31, 1999, GPU's common equity and debt represented
30.2% and 66.2% respectively, of its consolidated capitalization. As set forth in Exhibit H-1 hereto, GPU expects its common equity ratio to increase during 2000 to approximately 35% of consolidated capitalization, principally as a result of the planned sale of certain FUCO investments. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(14)

         GPU's   consolidated   retained   earnings   grew  on  average
approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings,

         Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.


-------------------
14       The first mortgage bonds of GPU's public utility subsidiaries--Penelec,
JCP&L and Met-Ed -- are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

         Reference is made to Exhibit H-1 filed herewith which sets forth GPU's consolidated capitalization at December 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

   II.   Item 3 thereof is hereby amended to read in its entirety as follows:

Item 3.  Applicable Statutory Provisions.

         Sections 6(a), 7, 9(a), 10, 11(b)(1),  12 and 13(b) of the Act
and Rules 51, 54, 90 and 91 thereunder are applicable to the transactions proposed herein.

   II.   The following exhibits are filed under Items 6(a) thereof:

         H-1      -      GPU Capitalization and Capitalization Ratios as at
                         December 31, 1999, actual and pro forma.

         J        -      Schedule of MYR revenues by business activity.

         K        -      Schedule  of Forecast  MYR  Revenues -  Applicants  are
                         filing this exhibit with a request for confidential treatment pursuant to Rule 104.

         L        -      List of Electric Utilities Engaged in Electrical
                         Construction or Contracting or Similar Businesses.

                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                              GPU, INC.




                                              By:   /s/ T. G. Howson
                                                    ----------------
                                                    T. G. Howson, Vice President
                                                    and Treasurer

                                                     GPX ACQUISITION CORP.




                                              By:   /s/ T. G. Howson
                                                    ----------------
                                                    T. G. Howson, Treasurer




Date:  March 6, 2000